UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2017

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 23, 2016

Dear Ms. O'Toole:

This is in response to your letter dated December 23, 2016 concerning the shareholder proposal submitted to Goldman Sachs by Bartlett Naylor. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Bartlett Naylor
bnaylor@citizen.org

January 26, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 23, 2016

The proposal requests that the board address in a public study the benefits and drawbacks of organization as a bank holding company.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(7), as relating to Goldman Sachs' ordinary business operations. In this regard, we note that the proposal relates to a study of the benefits and drawbacks of the company's current corporate structure. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 23, 2016

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of Bartlett Naylor

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company" and, together with its consolidated subsidiaries, "Goldman Sachs"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders (together, the "2017 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Bartlett Naylor (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2017 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2017 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2017

Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"Resolved, that stockholders of Goldman Sachs Group, Inc. urge that:

The Board of Directors should address in a public study the benefits and drawbacks of organization as a bank holding company. Bank holding company at Goldman is defined as the status it attained in September 2008."

The supporting statement included in the Proposal (the "Supporting Statement") is set forth in Exhibit A.

II. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to management functions.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that deals with a "matter relating to the company's ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018, Amendments to Rules on Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission outlines two central considerations for determining whether the ordinary business exclusion applies: (1) whether a task is "so fundamental to management's ability to run a company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight" and (2) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 80,539-40 (footnote omitted).

The Proposal's request for the preparation of a public study does not change the nature of the inquiry. When addressing proposals that request that a company prepare a report on or appoint a special committee to study an aspect of its business, the Staff has determined to look beyond the form of the request to whether or not "the subject matter of the special report . . . involves a matter of ordinary business." Release No. 34-20091, Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, [1983-84 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417 at 86,205 (Aug. 16, 1983) (the "1983 Release"). Accordingly, the subject matter of the public study requested should be considered.

As the Supporting Statement describes, the Proposal asks the Company to consider whether its status as a bank holding company subjects it to rules that "challenge its traditional model," permits a former "core business" to be conducted and results in Goldman Sachs being "too big to manage." These questions involve complex, detailed considerations of how Goldman Sachs operates its businesses on a day-to-day basis, the regulations to which Goldman Sachs is subject in its businesses and the types of products and services Goldman Sachs provides. These questions cannot practically be addressed directly by shareholders and should be left to management, with oversight from the Company's Board of Directors.

The Proposal relates to several aspects of ordinary business operations that the Staff has consistently treated as management functions: (i) the Company's general legal compliance program and the manner in which it is regulated on a firmwide basis, (ii) the products and services the Company is able to provide to its clients and customers and (iii) the fundamental way in which it is structured and managed.

A. The Proposal relates to the Company's regulatory status and legal compliance program.

The subject matter of the Proposal relates to the impact of complex regulations on the Company, including the Company's regulatory status and the implications of that status on Goldman Sachs' firmwide product and service offerings. The Supporting Statement directly references a number of specific regulatory implications, including the benefits of "government privileges" that Goldman Sachs enjoys, the application of the Volcker Rule on proprietary trading, the heightened potential "penalties for misconduct," and the permissibility of one organization offering both investment banking and commercial banking services.

These questions, and the implications of bank holding company status more broadly, go to the heart of the Company's general legal compliance program. Numerous entities throughout the Goldman Sachs organization are subject to regulatory requirements based on the products and services they offer and the manner in which they are offered. As described in the "Business—Regulation" section in Part I, Item 1 of the Company's 2015 Annual Report on Form 10-K, the Company is both a bank holding company and a financial holding company under U.S. banking law, and is also regulated as a globally systemically important bank (or G-SIB) by bank regulatory agencies. In addition, the vast majority of Goldman Sachs' business is conducted through subsidiaries that themselves have one or more of a wide range of regulatory statuses, such as depositary institution, broker-dealer, state member bank, domestic systemically important banking institution (D-SIB), municipal advisor, investment advisor, futures commission merchant, commodity pool operator, commodity trading advisor, swap dealer, OTC derivative dealer and investment advisor. Before the Company became a bank holding company in 2008, it was regulated as a Consolidated Supervised Entity under the Commission's rules, a designation which no longer exists. Large, complex financial institutions that are not bank holding companies may be regulated as non-bank systemically important financial institutions (or SIFIs), which are subject to some, though not all, of the regulations applicable to bank holding companies.

In short, determinations about which entities within a consolidated structure should have a particular regulatory designation, and how to structure and operate the Company's day-to-day business operations to obtain and comply with (or alternatively to not require) these designations, constitute a fundamental part of the Company's ordinary business operations. These determinations involve the Company's internal legal and compliance professionals, who bring their professional judgment and experience to bear on these determinations, with extensive input from business lines and oversight by management and the Board of Directors.

Moreover, the Proposal requires an assessment of the laws, rules and regulations that could be applied to Goldman Sachs' business and operations even if the Company were not regulated as a bank holding company. Among other regulatory issues that would need to be carefully considered are the possibility of alternative regulations that could be imposed on the Company, such as SIFI regulation, and the possible impact on Goldman Sachs' businesses outside the United States if Goldman Sachs was not subject to consolidated regulatory oversight.

The Commission has consistently determined that proposals that concern a company's legal compliance program are excludable as a matter of ordinary business pursuant to Rule 14a-8(i)(7). *See, e.g., Navient Corp.* (Mar. 26, 2015, reconsideration denied Apr. 8, 2015) ("Proposals that concern a company's legal compliance program are generally excludable under [R]ule 14a 8(i)(7)"); *FedEx Corp.* (July 14, 2009) (permitting exclusion of a proposal seeking a report on compliance with state and federal laws governing the proper classification of employees and independent contractors as relating to the company's "ordinary business operations (*i.e.*, general legal compliance program)"); *Verizon Communications Inc.* (Jan. 7, 2008) (permitting exclusion of a proposal seeking the adoption of policies on compliance with trespass laws as relating to the company's "ordinary business operations (*i.e.*, general legal compliance program)"). Therefore, the Proposal is excludable under Rule 14a-8(i)(7) as a matter of ordinary business because it touches on the regulatory and legal compliance programs of the Company.

B. The Proposal seeks to control which products and services are offered by the Company.

In focusing on the limitations on business activities that are imposed on the Company by its regulatory status, the Proposal relates directly to the Company's ability to offer particular products and services, including proprietary trading, commercial banking and investment banking services, all as discussed in the Supporting Statement. The Staff has continually taken the position that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)," *Cabela's Inc.* (Apr. 7, 2016), and has consistently held them to be so. *See, e.g., Walgreens Boots Alliance, Inc.* (Nov. 7, 2016) (allowing exclusion of a proposal requesting a report assessing the risk of the continued sale of tobacco products); *Rite Aid Corp.* (Mar. 24, 2015) (same for sales of products that especially endanger public health and well-being); *Wal-Mart Stores, Inc.* (Mar. 20, 2014) (same).

The Proposal concerns the Company's products and services by asking the Company to complete a study as to whether it should be organized as a bank holding company and, accordingly, be permitted or prohibited from engaging in certain activities and offering certain products and services. The decision whether to organize as a bank holding company is fundamental to management's ability to determine what business lines, products and services would be most beneficial to offer to clients, which is a basic and fundamental component of managing the Company's day-to-day business operations.

C. The Proposal relates to the Company's choice of corporate structure.

The Proposal seeks to micromanage the Company by focusing on basic decisions about its corporate structure. The Staff has concurred in the omission of proposals relating to general corporate restructurings. *See, e.g., HomeTrust Bancshares, Inc.* (Aug. 31, 2015) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "make no acquisitions of any other financial institution" until its common stock traded above a certain price); *The Reader's Digest Association Inc.* (Aug. 18, 1998) (concurring in the exclusion of a proposal requesting that the board of directors retain an investment bank to evaluate the options for reorganization or divestment of any or all company assets as well as any strategic acquisitions). Similarly, the Staff has concurred in the exclusion of proposals requesting spin-offs or sales of parts of a company on the grounds that these activities relate to ordinary business operations. *See, e.g., PPL Corp.* (Mar. 11, 2015) (concurring with the exclusion of a proposal requesting the company's board of directors to postpone a spin-off and allow shareholders to make certain decisions related to the proposed spin-off); *Sears Roebuck and Co.* (Feb. 7, 2000) (concurring with the exclusion of a proposal requesting that the board of directors retain an investment bank to arrange for the sale of all or parts of the Company).

Here, the Proposal in no way touches upon an extraordinary transaction. In fact, the Supporting Statement is clear that the Proposal focuses on particular businesses Goldman Sachs may conduct – proprietary trading, investment banking and commercial banking. Nowhere does the Proposal allude to a merger or sale of the Company. The Company's status as a bank holding company is not a unitary structural change that shareholders can simply assess. Rather, this regulatory status has pervasive and complex effects on day-to-day operations and internal structure throughout Goldman Sachs. This has included, among other things, the restructuring or divestment of particular businesses, changes in intercompany funding mechanisms and agreements, and consolidation of entities to facilitate resolution planning requirements, as well as changes in entity-level operations and oversight structures throughout Goldman Sachs. The decision whether to organize as a bank holding company is precisely the sort of decision "of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release at 80,540 (footnote omitted).

While proposals pertaining exclusively to "extraordinary corporate transactions" are not excludable, *see, e.g., Allegheny Valley Bancorp, Inc.* (Jan. 3, 2001), such denials have been limited to proposals that address solely the sale or merger of the company in question, *see, e.g., Analysts International Corp.* (Mar. 11, 2013) (concurring with the exclusion of a proposal that the board engage an investment banking firm to evaluate alternatives that could enhance shareholder value, including but not limited to a merger or sale of the company); *Anchor Bancorp, Inc.* (July 11, 2013) (same). As the Staff explained in *Analysts International*, "[p]roposals concerning the exploration of strategic alternatives for maximizing shareholder value which relate to both extraordinary and non-extraordinary transactions are generally excludable under rule 14a-8(i)(7)."

For all of the foregoing reasons, the Company respectfully requests that the Staff concur that the Proposal may be excluded from the 2017 Proxy Materials as related to the ordinary business operations of the Company pursuant to Rule 14a-8(i)(7).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,

Beverly O'Toole

Beverly L. O'Toole

Attachments

cc: Bartlett Naylor

Exhibit A

From: Bart Naylor <bnaylor@citizen.org>
Sent: Thursday, December 08, 2016 9:51 AM
To: Bart Naylor; O'Toole, Beverly L [Legal]; Greenberg, Jamie [Legal]; Mangone, Kara (Succoso) [EO]
Subject: shareholder resolution

Categories: SH proposals

Mr. John F. W. Rogers
Corporate Secretary
The Goldman Sachs Group, Inc. (GS)
200 West Street
New York NY 10282
cc: Beverly O'Toole <Beverly.OToole@gs.com> Assistant Secretary
Jamie Greenberg <Jamie.Greenberg@gs.com> Vice President and Assistant General Counsel Gregory Palm General Counsel
Kara Succoso <Kara.Succoso@gs.com>

Dear Corporate Secretary

Below, please find a shareholder proposal that I hereby submit under SEC Rule 14a-8 for consideration and vote at the next Annual Meeting of stockholders. I have held more than $2,000 worth of Goldman Sachs stock continuously for more than two years, intend to hold this amount through the date of the next annual meeting, intend to attend the annual meeting in-person or through an agent. I will provide proof of my beneficial ownership of requisite Goldman Sachs stock presently with a representation from a brokerage firm.

As always, I'd be happy to chat about this resolution, and alternative ways to advance what I hope are shared goals.

Please confirm receipt by email.

Sincerely,

Bartlett Naylor

"Resolved, that stockholders of Goldman Sachs Group, Inc. urge that:

The Board of Directors should address in a public study the benefits and drawbacks of organization as a bank holding company. Bank holding company at Goldman is defined as the status it attained in September 2008.

SUPPORTING STATEMENT

The financial crisis that began in 2008 underscored potentially significant weaknesses in the practices of large, interconnected financial institutions such as Goldman Sachs. As the financial crisis unfolded in 2008, Goldman Sachs' stock price fell from $247 on September 30, 2007, to $84 on Dec. 1, 2008. During the financial storm that was September 2008, Goldman Sachs ended its long history as one of the nation's leading investment banks, and became a bank holding company. This transformation took place through emergency meetings of the Federal Reserve Board (Fed) over a period of days and finalized on a Sunday; normally, bank holding company status is assigned after a more deliberative process both by the applicant (and its shareholders) and by the Fed.

We believe Goldman would serve shareholders by a deliberative public discussion now about such existential issues.

As a bank holding company, Goldman Sachs enjoys a number of government privileges but it also confronts rules that challenge its traditional model, such as the Volcker Rule (Dodd-Frank Section 619) prohibition on proprietary trading, once a core business.

We further believe Goldman's size may render it too big to manage, as massive penalties for misconduct (borne by innocent shareholders) evince supervision failures.

In the 1980s, Goldman government affairs office Robert Downey articulately defended the barriers of Glass-Steagall. Recently, Steve Bannon, former Goldman Sachs banker and now Trump chief strategist, echoed this at a Vatican conference on poverty: "I think you really need to go back and make banks do what they do: Commercial banks lend money, and investment banks invest in entrepreneurs and to get away from this trading . . . the hedge fund securitization, which they've all become basically trading operations . . and [do] not put capital back and really grow businesses and to grow the economy. … The underpinning of this populist revolt is the financial crisis of 2008. That revolt, the way that it was dealt with, the way that the people who ran the banks and ran the hedge funds have never really been held accountable for what they did, has fueled much of the anger in the tea party movement in the United States."

We urge the board to conduct a study, ideally overseen by independent directors and with advice from non-Goldman experts, to address these issues.

Bartlett Naylor
Financial policy advocate
Public Citizen's Congress Watch
Cell: ***FISMA & OMB Memorandum M-07-16***
Twitter: ***FISMA & OMB Memorandum M-07-16***

charles SCHWAB

December 12, 2016

Bartlett Naylor

FISMA & OMB Memorandum M-07-16

Account #:
Questions: +1 (800) 378-0685 x 49429

Shareholder Ownership Confirmation

Dear Bartlett Naylor,

I'm writing in regards to your request for share ownership information for Goldman Sachs Group . (Symbol: GS).

You have held over $2,000 worth of Goldman Sachs continuously for more than two years. This information is based upon the market value of the security.

This letter is for informational purposes only and is not an official record of your account. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (800) 378-0685 x 49429.

Sincerely,

Michelle White

Michelle White
Denver Partner Support
9875 Schwab Way
Lone Tree, CO 80124